

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Via E-mail
Johnnie D. Johnson
Chief Executive Officer and Chief Financial Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

> **Re:** **Competitive Technologies, Inc.**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed July 21, 2011**
> **Transition Report on Form 10-Q for the Transition Period from**
> **November 1, 2010 to December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2011**
> **Filed August 18, 2011**
> **Form 8-Ks Filed on September 13, 2010, December 15, 2010, March 4, 2011,**
> **April 19, 2011, and May 4, 2011**
> **File No. 001-08696**
> **Form S-8 Filed on August 19, 2011**
> **File No. 333-176389**

Dear Mr. Johnson:

We have reviewed your letter dated July 20, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 25, 2011.

General

1.   We reissue prior comment 1 in part; there does not appear to be a legal basis for your assertion that "disclosure controls and procedures in place are considered adequate when

accurately followed." In addition, as noted below, it appears that certain current reports on Form 8-K required to be filed during the period were not timely filed. Please tell us how you concluded that your disclosure controls and procedures were effective for the period ended March 31, 2011. See Exchange Act Rule 13a-15(e), and for guidance, refer to Sections II.D and II.E of SEC Release No. 33-8238. In addition, please confirm that in future periods, you will consider untimely or missing filings on Form 8-K when evaluating the effectiveness of your disclosure controls and procedures, and acknowledge your understanding that untimely filings may impact your eligibility to use Form S-3. See General Instruction I.A.3(b) of Form S-3.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

General

2.   The publicly-filed version of your amended annual report on Form 10-K contains crossed-out disclosure. Please file an amended Form 10-K without such markings.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 34

3.   We note your response to prior comment 5. Please further explain why you present revenue on a net basis for sales of inventory shipped directly from the manufacturer in Korea, considering that you had latitude in pricing, discretion in selecting the supplier, and assume all credit risk. In this regard, it does not appear that you were acting as the agent in this arrangement. Expand on your assertions that GEOMC was the primary obligor and that customers looked to GEOMC for fulfillment. Tell us whether customers placed their orders directly with GEOMC.

Concentration of Revenues, page 36

4.   We note your responses to prior comments 6 and 7. It does not appear that the criteria to recognize revenue pursuant to SAB Topic 13.A.1 were met. Specifically, there does not appear to be sufficient evidence of an arrangement or sufficient evidence that the fee was fixed or determinable without a refund or adjustment and was reasonably assured to be collected. As such, if you lack such evidence, consider revising to recognize the related revenue as the payments from LEG were collected.

Signatures

5.   We reissue prior comment 12 of our letter dated May 25, 2011 and comment 19 of our letter dated February 2, 2011. Mr. Johnson has only signed your annual report on behalf of the registrant; he has not signed your annual report in his individual capacity as principal executive, principal financial officer, and principal accounting officer. See General Instruction D(2)(a) of Form 10-K and the "Signatures" section of Form 10-K. Please file an amended annual report on Form 10-K that, in addition to including Mr. Johnson's signature on behalf of the registrant, also includes his signature in his individual capacity as your principal executive, principal financial officer, and principal accounting officer; this additional signature should follow the language "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated."

Transition Report on Form 10-Q for November 1, 2010 through December 31, 2010, Filed on February 22, 2011

Unregistered Sales of Equity Securities and Use of Proceeds, page 27

6.   Your response to prior comment 13 does not include the information requested by the comment. In your response letter, please include the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Form 10-Q/A for the Quarterly Period Ended June 30, 2011

Cover Page

7.   You have not checked the box indicating whether or not you are a shell company, as defined in Exchange Act Rule 12b-2. Please ensure that you check the appropriate box in future filings.

Financial Information

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Note 1. Basis of Presentation, page 9

8.   We note your response to prior comment 14. As previously requested, explain the substantive differences between the LEI and LEG. In this regard, describe the corporate structure, the management team, and the nature of operations. In addition, your response

should provide the specific information about your customer, LEI, that you considered in determining that this amount met the collectability criterion for revenue recognition purposes and how you assessed the collectability of the related receivable. In this regard, address how you were "assured of the financial ability of LEI." Tell us how LEI was involved in the previous revenue arrangement with its 51% joint venture, LEG, from whom you were not able to collect amounts due for these units.

Controls and Procedures, page 27

9.   As noted below, it appears that a current report on Form 8-K required to be filed during the quarter ended June 30, 2011 was not timely filed. Please tell us how you concluded that your disclosure controls and procedures were effective for the period ended June 30, 2011. See Item 307(d) of Regulation S-K.

Form 8-K Filed on September 13, 2010

10.   We note your response to prior comment 15. Please confirm that you will file future Item 5.02(c) Form 8-Ks within four business days after the occurrence of the triggering event, and will clearly disclose the date of the actions taken.

Form 8-K Filed on December 15, 2010

11.   Your response to prior comment 16 and the Form 8-K filed on December 15, 2010 state that the rights agreement was executed on December 14, 2010. The rights agreement, however, is dated December 2, 2010, and Section 31 of the agreement states that it "shall be effective as of the Close of Business" on that date. Please advise.

Form 8-K Filed on March 4, 2011

12.   This Form 8-K includes as an exhibit a distributor appointment agreement with GEOMC Co., Ltd. dated February 4, 2011 granting rights in Japan. Current reports filed pursuant to Item 1.01 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Form 8-K Filed on April 19, 2011

13.   This Form 8-K includes as an exhibit a distribution agreement with Life Episteme Italia entered into on March 31, 2011. Current reports filed pursuant to Item 1.01 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Form 8-K Filed on May 4, 2011

14.   We note your response to prior comment 20, which states that you "initially did not believe that the original agreement with Spero was a material agreement," and that you "determined that a more cautious approach was to file the agreement together with the Spero agreement rather than waiting for the next periodic report." Your response does not address the February 4, 2011 amendment to the agreement. Please tell us whether you believed that the agreement was material when you amended it on February 4, 2011; if the agreement was not material at the time of the amendment, tell us how and when the agreement became material. Your response should address the guidance provided in Question 102.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Exchange Act Form 8-K.

15.   Your response to prior comment 20 states that the agreement with Restore Medical Therapies was not fully executed until signed by Restore Medical Therapies on April 27, 2011. It is unclear why the Form 8-K states that you entered into the agreement on April 20, 2011 if it was not actually executed at that time. Please advise. In addition, confirm that in future filings, you will clearly state the date that material agreements are executed, binding obligations.

Form S-8 Filed on August 19, 2011

16.   The Form S-8 does not include a conformed signature from Mr. Johnson on behalf of the company. See Instructions to Signatures for Form S-8. Please file an amended Form S-8 that is properly signed.

        You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief